Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated January 29, 2018	Registration Statement No. 333-216199
Supplementing the
Preliminary Prospectus Supplement dated January 29, 2018
(To Prospectus dated February 23, 2017)

Alder BioPharmaceuticals, Inc.

2.50% Convertible Senior Notes due 2025

The information in this pricing term sheet relates to Alder BioPharmaceuticals, Inc.’s offering of 2.50% Convertible Senior Notes due 2025 (the “Offering”) and should be read together with the preliminary prospectus supplement dated January 29, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated February 23, 2017 (the “Base Prospectus”), each filed under the Securities Act of 1933, as amended. The Preliminary Prospectus Supplement forms a part of the Company’s Registration Statement on Form S-3 (Registration Statement No. 333-216199). The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Base Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Base Prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Alder BioPharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ALDR / The Nasdaq Global Market.

Securities Offered:	2.50% Convertible Senior Notes due 2025 (the “Notes”).

Aggregate Principal Amount Offered:	$250.0 million aggregate principal amount of Notes (or $287.5 million aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $37.5 million principal amount of Notes is exercised in full).

Maturity Date:	February 1, 2025, unless earlier repurchased, redeemed or converted.

Interest Rate:	2.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	February 1 and August 1 of each year, beginning on August 1, 2018.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Trade Date:	January 30, 2018.

Settlement Date:	February 1, 2018.

Conversion Premium:	Approximately 35.0% above the last reported sale price of the Issuer’s common stock, par value $0.0001 (the “Common Stock”), on January 29, 2018.

Initial Conversion Price:	Approximately $20.25 per share of Common Stock.

Initial Conversion Rate:	49.3827 shares of Common Stock per $1,000 principal amount of Notes.

Optional Redemption:

Prior to February 1, 2022, the Issuer may not redeem the Notes. On or after February 1, 2022, the Issuer may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if the last reported sale price of the Common Stock for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice exceeds 130% of the applicable conversion price for the Notes on each applicable trading day as determined by the Issuer.

No “sinking fund” is provided for the Notes, which means that the Issuer is not required to redeem or retire the Notes periodically.

Underwriting Discount:	$32.50 per $1,000 principal amount of Notes. Approximately $8.1 million in aggregate (or approximately $9.3 million in aggregate if the underwriters exercise their over-allotment option in full).

Use of Proceeds:	The Issuer estimates that the proceeds from this Offering will be approximately $241.4 million (or $277.7 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. The Issuer intends to use the net proceeds from this Offering for the development and commercialization of eptinezumab, and in particular, activities in support of achieving approval by the U.S. Food and Drug Administration for, and executing the commercial launch of, the infusion formulation of eptinezumab. See the section of the prospectus titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this Offering.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Leerink Partners LLC Wells Fargo Securities, LLC

CUSIP:	014339AA3

ISIN:	US014339AA35

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

Following the occurrence of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) prior to the Maturity Date, the Issuer will increase the conversion rate for a holder who elects to convert its Notes in connection with such make-whole fundamental change, in certain circumstances as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below:

Effective Date	$15.00	$16.25	$17.50	$18.75	$20.25	$23.00	$26.33	$30.00	$40.00	$50.00	$60.00
February 1, 2018	17.2839	14.9600	12.8611	11.1319	9.4273	7.1122	5.1871	3.7253	1.6196	0.7557	0.3552
February 1, 2019	17.2839	14.3622	12.2147	10.4608	8.7409	6.4373	4.5639	3.1919	1.2832	0.5592	0.2491
February 1, 2020	17.2839	13.7804	11.5466	9.7095	7.9411	5.6130	3.8017	2.5211	0.8759	0.3361	0.1422

Effective Date	$15.00	$16.25	$17.50	$18.75	$20.25	$23.00	$26.33	$30.00	$40.00	$50.00	$60.00
February 1, 2021	17.2839	13.0861	10.6839	8.7079	6.8363	4.4474	2.6964	1.5706	0.3481	0.0983	0.0469
February 1, 2022	17.2839	12.9510	10.1342	7.7691	5.5057	2.4285	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2023	17.2839	12.7711	9.3342	6.4891	3.9748	1.6025	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2024	17.2839	12.4634	8.5342	5.2091	2.4440	0.7764	0.0000	0.0000	0.0000	0.0000	0.0000
February 1, 2025	17.2839	12.1558	7.7602	3.9506	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $60.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $15.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 66.6666 shares of common stock of the Issuer, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Capitalization

The following table sets forth the Issuer’s unaudited cash, cash equivalents and investments and capitalization as of September 30, 2017:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the issuance of $250.0 million principal amount of Notes in this Offering after deducting the underwriters’ discount and commissions and estimated offering expenses payable by the Issuer.

The following information should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and related notes in the Issuer’s most recent Quarterly Report on Form 10-Q and other documents incorporated by reference in the prospectus supplement and the accompanying prospectus. For more details on how you can obtain the Issuer’s periodic reports and other information, see “Where You Can Find More Information” in the prospectus supplement.

	As of September 30, 2017
(In thousands, except share and per share data)	Actual	As adjusted
Cash, cash equivalents and investments	$330,885	$572,260

2.50% convertible senior notes due 2025 offered hereby(1)	$—	$250,000

Stockholders’ equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding, actual and as adjusted	—	—
Common stock par value $0.0001 per share; 200,000,000 shares authorized, 67,715,531 shares issued and outstanding, actual; 200,000,000 shares authorized, 67,715,531 shares issued and outstanding, as adjusted	7	7
Additional paid-in capital(2)	940,387	940,387
Accumulated other comprehensive loss	(72)	(72)
Accumulated deficit	(613,152)	(613,152)

Total stockholders’ equity(2)	327,170	327,170

Total capitalization(2)	$327,170	$577,170

(1)	In accordance with Financial Accounting Standards Board Accounting Standards Codification 470-20, or ASC 470-20, Debt with Conversion and Other Options, convertible debt that may be entirely or partially settled in cash (such as the Notes offered hereby) is required to be separated into a liability and an equity component, such that interest expense reflects the Issuer’s non-convertible debt interest cost. On the issuance date, the value of the conversion option of the Notes, representing the equity component, will be recorded as additional paid-in capital within stockholders’ equity and as a discount to the Notes, which reduces their initial carrying value. The carrying value of the Notes, net of the discount recorded, will be accreted up to the principal amount of the Notes from the issuance date until maturity. Disclosure requirements under ASC 470-20 do not affect the actual amount that the Issuer is required to repay. The amount shown in the table above for the Notes offered hereby is the aggregate principal amount of the Notes offered hereby, without reflecting the debt discount for the value of the conversion option, the underwriters’ discounts and the offering fees and expenses that the Issuer expects to incur with respect to the Notes offered hereby.
(2)	The issuance of the Notes (after giving effect to the application of ASC 470-20 as described in note (1) above) will result in an increase to additional paid-in capital and, therefore, an increase in total stockholders’ equity and total capitalization. However, amounts shown in the table above relating to the Notes offered hereby do not reflect the application of ASC 470-20 to the Notes.

The number of shares of the Issuer’s common stock to be outstanding after this Offering is based on 67,715,531 shares of the Issuer’s common stock outstanding as of September 30, 2017 and excludes:

•	6,957,227 shares of common stock issuable upon the exercise of outstanding stock options as of September 30, 2017, at a weighted-average exercise price of $20.91 per share;

•	1,958,564 shares of common stock reserved for future issuance under the Issuer’s 2014 Equity Incentive Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan;

•	1,249,093 shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of common stock reserved for future issuance under this benefit plan; and

•	the shares of common stock to be reserved for issuance upon conversion of the Notes offered by the Issuer hereby.

Subsequent to September 30, 2017, the Issuer issued certain institutional and other accredited investors affiliated with or managed by Redmile Group, LLC an aggregate of 725,268 shares of non-voting Class A-1 Convertible Preferred Stock for gross proceeds of approximately $100,000,000. The information presented in the table above does not reflect this issuance of preferred stock or any other events occurring after September 30, 2017.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement dated January 29, 2018 and the accompanying Base Prospectus dated February 23, 2017) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Base Prospectus in the registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone toll-free at 1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525, ext. 6132 or by email at syndicate@leerink.com; or from Wells Fargo Securities, LLC, Attention: Equity Syndicate, 375 Park Avenue, New York, New York 10152, by telephone toll-free at 800-326-5897 or by email at cmclientsupport@wellsfargo.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.